SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT

TO § 240.13d-1(a) AND AMENDMENTS THERETO FILED

PURSUANT TO § 240.13d-2(a)

UNDER THE SECURITIES EXCHANGE ACT OF 1934

(Amendment No. 2)*

Potbelly Corporation

(Name of Issuer)

Common Stock, par value $0.01 per share

(Title of Class of Securities)

73754Y100

(CUSIP Number)

Vann A. Avedisian Trust U/A 8/29/85

220 N. Green Street, 3rd Floor

Chicago, IL 60607

Telephone Number: 312-755-9580

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

March 1, 2020

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 73754Y100
1.	Names of Reporting Persons. Vann A. Avedisian Trust U/A 8/29/85
2.	Check the Appropriate Box if a Member of a Group (See Instructions)
(a) ☐
(b) ☑
3.	SEC Use Only
4.	Source of Funds (See Instructions) PF
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Illinois

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 513,163
	8.	Shared Voting Power 0
	9.	Sole Dispositive Power 513,163
	10.	Shared Dispositive Power 0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 513,163
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☑
13.	Percent of Class Represented by Amount in Row (11) 2.17% (1)
14.	Type of Reporting Person (See Instructions) OO

(1)       This value is based on 23,638,157 shares of Common Stock of the Issuer outstanding as of January 26, 2020, according to the Issuer’s Annual Report on Form 10-K for the fiscal year ended December 29, 2019, filed with the Securities and Exchange Commission on February 27, 2020.

CUSIP No. 73754Y100
1.	Names of Reporting Persons. Intrinsic Investment Holdings, LLC
2.	Check the Appropriate Box if a Member of a Group (See Instructions)
(a) ☐
(b) ☑
3.	SEC Use Only
4.	Source of Funds (See Instructions) PF
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Illinois

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 100
	8.	Shared Voting Power 0
	9.	Sole Dispositive Power 100
	10.	Shared Dispositive Power 0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 100
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☑
13.	Percent of Class Represented by Amount in Row (11) 0.0004% (1)
14.	Type of Reporting Person (See Instructions) OO

(1)       This value is based on 23,638,157 shares of Common Stock of the Issuer outstanding as of January 26, 2020, according to the Issuer’s Annual Report on Form 10-K for the fiscal year ended December 29, 2019, filed with the Securities and Exchange Commission on February 27, 2020.

CUSIP No. 73754Y100
1.	Names of Reporting Persons. Bryant L. Keil
2.	Check the Appropriate Box if a Member of a Group (See Instructions)
(a) ☐
(b) ☑
3.	SEC Use Only
4.	Source of Funds (See Instructions) OO
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization United States of America

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 165,159 (1)(2)
	8.	Shared Voting Power 0
	9.	Sole Dispositive Power 165,159 (1)(2)
	10.	Shared Dispositive Power 0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 165,159 (1)(2)
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☑
13.	Percent of Class Represented by Amount in Row (11) 0.69% (3)
14.	Type of Reporting Person (See Instructions) IN

(1)        Includes (i) 162,803 shares of Common Stock held by Bryant L. Keil (“Mr. Keil”), individually, issuable upon exercise of stock options held by Mr. Keil which are fully vested and exercisable at any time upon Mr. Keil’s election, (ii) 928 shares of Common Stock held by the Brooke Avedisian Children’s Trust U/A 11/19/03 (“BA Trust”) of which Mr. Keil is the trustee and in such capacity is deemed to hold voting and dispositive power over the securities held by the BA Trust, (iii) 928 shares of Common Stock held by the Luke A. Avedisian Children’s Trust U/A 11/19/03 (“LA Trust”) of which Mr. Keil is the trustee and in such capacity is deemed to hold voting and dispositive power over the securities held by the LA Trust, and (iv) 500 shares of Common Stock beneficially owned by Mr. Keil, individually.

(2)       Due to administrative error, resulting ownership has been adjusted from previous reports to reflect share corrections in the actual amount of shares beneficially owned.

(3)       This value is based on 23,638,157 shares of Common Stock of the Issuer outstanding as of January 26, 2020, according to the Issuer’s Annual Report on Form 10-K for the fiscal year ended December 29, 2019, filed with the Securities and Exchange Commission on February 27, 2020, plus the 162,803 shares of Common Stock underlying the stock options held by Mr. Keil referred to in footnote (1) above.

CUSIP No. 73754Y100
1.	Names of Reporting Persons. Neil Luthra
2.	Check the Appropriate Box if a Member of a Group (See Instructions)
(a) ☐
(b) ☑
3.	SEC Use Only
4.	Source of Funds (See Instructions) PF
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization United States of America

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 6,500
	8.	Shared Voting Power 0
	9.	Sole Dispositive Power 6,500
	10.	Shared Dispositive Power 0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 6,500
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☑
13.	Percent of Class Represented by Amount in Row (11) 0.03% (1)
14.	Type of Reporting Person (See Instructions) IN

(1)       This value is based on 23,638,157 shares of Common Stock of the Issuer outstanding as of January 26, 2020, according to the Issuer’s Annual Report on Form 10-K for the fiscal year ended December 29, 2019, filed with the Securities and Exchange Commission on February 27, 2020.

CUSIP No. 73754Y100
1.	Names of Reporting Persons. KGT Investments, LLC
2.	Check the Appropriate Box if a Member of a Group (See Instructions)
(a) ☐
(b) ☑
3.	SEC Use Only
4.	Source of Funds (See Instructions) WC
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 600,000
	8.	Shared Voting Power 0
	9.	Sole Dispositive Power 600,000
	10.	Shared Dispositive Power 0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 600,000
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☑
13.	Percent of Class Represented by Amount in Row (11) 2.54% (1)
14.	Type of Reporting Person (See Instructions) OO

(1)       This value is based on 23,638,157 shares of Common Stock of the Issuer outstanding as of January 26, 2020, according to the Issuer’s Annual Report on Form 10-K for the fiscal year ended December 29, 2019, filed with the Securities and Exchange Commission on February 27, 2020.

Item 1.	Security and Issuer

This Amendment No. 2 to Schedule 13D (this “Amendment No. 2”) relates to the Common Stock, par value $0.01 per share (the “Common Stock”), of Potbelly Corporation, a Delaware corporation (the “Issuer” or “Potbelly”), which has its principal executive offices at 111 N. Canal Street, Suite 850, Chicago, Illinois 60606.  This Amendment No. 2 amends and supplements, as set forth below, the information contained in Items 1, 4, 5 and 7 of the Schedule 13D filed by the Reporting Persons with respect to the Issuer on December 18, 2019, as amended, supplemented and restated from time to time prior to the date of this Amendment No. 2 (as so amended, the “Original Schedule 13D”).  All capitalized terms used herein but not defined herein have the meanings set forth in the Original Schedule 13D.  Except as amended by this Amendment No. 2, all information contained in the Original Schedule 13D is, after reasonable inquiry and to the best of the Reporting Person’s knowledge and belief, complete and correct as of the date of this Amendment No. 2.

Item 4.	Purpose of Transaction

Item 4 of the Original Schedule 13D is amended and supplemented to add the following paragraphs:

On March 1, 2020, the Reporting Persons delivered to the Issuer a notice (the “Notice”) stating that the Reporting Persons intend to nominate as directors the following four individuals for election at the Issuer’s 2020 annual meeting of stockholders: Vann A. Avedisian, Todd W. Smith, David J. Near, and Bryant L. Keil (each, a “Nominee” and, collectively, the “Nominees”). A bio for each Nominee is below. These Nominees are leading hospitality industry veterans with deep and relevant restaurant operating experience that is largely lacking on Potbelly’s Board of Directors and in its Chief Executive Officer. The Reporting Persons believe the addition of these individuals – which include Potbelly’s own visionary founder – will be critical to Potbelly’s ability to navigate the turnaround it desperately needs to restore the dramatic shareholder value lost over the last several years.

Vann A. Avedisian (55 years old) is a Principal of Highgate Holdings, a fully integrated real estate investment and hospitality management firm that has acquired in excess of $15 billion of real estate assets and manages over 140 hotels comprising approximately 40,000 rooms. Vann attended Middlebury College where he received his undergraduate degree in 1986. Vann received an MBA from The Kellogg School of Management at Northwestern University in 1993. Vann serves on Highgate’s Investment Committee overseeing the firm’s capital market and owned development activities. Prior to joining Highgate, Vann co-founded Oxford Capital Partners and directed the firm's real estate principal investments with an aggregate value in excess of $1 billion. Vann was named to Crain’s Chicago Business “40 under 40” list. Vann is currently on the Board of Trustees of the William Blair Mutual Funds. He also previously served on the Board of Directors, including as Chairman of the Compensation and Organization Committee, of the Issuer from 2000 to 2015. Vann was a Vice President at LaSalle Partners and a Director and Shareholder of Citizens National Bank of Lake Geneva, Wisconsin. The Reporting Persons believe that Mr. Avedisian’s qualifications to serve as a member of the Issuer’s board include his financial experience, deep hospitality investment and management experience, his knowledge of the Issuer’s business and his extensive experience in managing capital intensive operations, corporate finance and strategic advisory services.

Todd W. Smith (42 years old) has extensive experience in the restaurant industry, where he has spent his entire career. He has led large public companies, small, fast-growing fast casual companies, and has founded his own restaurant group. Todd attended Brigham Young University where he received his undergraduate degree in 2003. Todd received a Masters of Science in Integrated Marketing Communications from Northwestern University in 2005. In 2006, Todd joined Yum! Brands in marketing for its KFC domestic business. After successfully turning around a struggling handheld chicken division, he joined Wendy’s International in its innovation and new product marketing group. In 2012, he was tapped to lead the turn-around at Sonic Drive-In after 3 straight years of same store sales decline. Todd ultimately served as President and CMO and helped Sonic Drive-In to 5 straight years of same store sales growth and, more importantly, record store-level profits. In 2017, Todd decided to scratch an entrepreneurial itch he had had for many years, and established his own restaurant group and opened a group of CoreLife Eateries as the first step in that venture. In addition, in 2017 he took an equity stake in Cafe Rio Mexican Grill, a fast growing, fast casual concept. His data-based approach to marketing within Cafe Rio Mexican Grill have led to 3 straight years of same store sales growth. The Reporting Persons believe that Mr. Smith’s extensive experience in the restaurant industry, including leading the turn-around of other companies in the industry, will make him a valuable addition to the board of the Issuer.

David J. Near (50 years old) is the founding partner of Pisces Foods L.P. He grew up in Columbus, Ohio and is a third-generation restauranteur. Dave attended Duke University where he received his undergraduate degree in 1991 and an MBA from The Fuqua School of Business at Duke in 1995. He worked with Coca-Cola Fountain as Territory Sales Manager and previously operated Wendy’s restaurants as a franchisee from 1995 to 2012. He served multiple years as President of the Wendy’s Franchise Advisory council and was appointed Chief Operations Officer at The Wendy’s Company from 2006 to 2009. He was responsible for global operations, franchising, new store development, and served as a board member of Wendy’s National Advertising Program. Dave has won multiple marketing, people excellence, and operating awards including the R. David Thomas Award for best franchisee in the Wendy’s system. For the past five years Dave has been the managing partner of Ramen Tatsuya Holdings LLC, which manages Tatsuya Brands, and now serves as a board member. The Reporting Persons believe that Mr. Near’s knowledge of the restaurant industry, including his extensive operations and franchise experience, will make him a valuable addition to the board of the Issuer.

Bryant L. Keil (55 years old) has been an entrepreneur and private investor for his entire career. Bryant acquired the original Potbelly store in 1996 and served as Chief Executive Officer of the Issuer from 1996 to 2008 and Chairman of the Issuer from 1996 to 2011. Bryant served as a director of the Issuer from 1996 until October 2015. Bryant has been the Founding Chairman of the Issuer since June 2011, which is a title that conveys no executive powers, rights or responsibilities. Bryant is the Chairman of Ellison Fashion Group, LLC. Bryant is a 2007 Ernst & Young Entrepreneur of the Year award recipient, was named 2003 Illinois Restaurateur of the Year by the Illinois Restaurant Association and was named a Henry Crown Fellow, a part of the Aspen Institute, in 2007. From 2008 until 2017 Bryant was the Co-Chairman of the Board of the Chicagoland Entrepreneurial Center and its tech incubator 1871. Bryant currently serves as a director of Vignette Beverage Company and the Accelerate Institute. The Reporting Persons believe that Mr. Keil’s qualifications to serve as a member of the Issuer’s board include his extensive experience in the restaurant industry and, as Founder and its original CEO, his historical perspective of the Issuer’s business and strategy.

Additional Information and Where to Find It

The Reporting Persons intend to file with the Securities and Exchange Commission (the “SEC”) a proxy statement and accompanying proxy card to be used to solicit proxies in connection with the 2020 Potbelly Corporation Annual Meeting of Stockholders (the “Annual Meeting”) and the election of a slate of director nominees at the Annual Meeting (the “Solicitation”). The Issuer’s stockholders are advised to read the proxy statement and any other documents related to the Solicitation because they will contain important information, including information relating to the participants in the Solicitation. The proxy statement and other relevant materials (when they become available), and any other documents filed by the Reporting Persons with the SEC, may be obtained free of charge at the SEC’s website at www.sec.gov.

Participants in the Solicitation

Each of the Reporting Persons and each of the Nominees may be deemed to be “participants” under the SEC rules in the Solicitation. Information regarding the interests of these persons in the matters described in this filing will be included in the proxy statement described above. The Reporting Persons may be deemed to beneficially own the equity securities of the Issuer described in the Original Schedule 13D, as amended by this Amendment No. 2. Except as described in the Original Schedule 13D, this Amendment No. 2, or the definitive proxy statement, none of the individuals listed above has a direct or indirect interest, by security holdings or otherwise, in the Issuer or the matters to be acted upon, if any, in connection with the Annual Meeting.

Item 5.	Interest in Securities of the Issuer

Item 5 of the Original Schedule 13D is hereby amended and restated to read in its entirety as follows:

(a) See rows (11) and (13) of the cover pages to this Schedule 13D for the aggregate number of shares of Common Stock and percentages of the shares of Common Stock beneficially owned by each Reporting Person. The percentages used in this Schedule 13D are calculated based upon 23,638,157 shares of Common Stock of the Issuer outstanding as of January 26, 2020, according to the Issuer’s Annual Report on Form 10-K for the fiscal year ended December 29, 2019, filed with the SEC on February 27, 2020, plus in the case of Mr. Keil’s ownership percentage and the aggregate percentage collectively held by the group, if such a group is deemed to have been formed, each as disclosed above, the 162,803 shares of Common Stock underlying stock options held by Mr. Keil.

The Reporting Persons may be deemed to constitute a group pursuant to Rule 13d-5(b), in which case each of the Reporting Persons could be deemed to beneficially own all the shares of Common Stock held by the other Reporting Persons; however, each of the Reporting Persons disclaims beneficial ownership of the shares of Common Stock held by the other Reporting Persons except to the extent of their pecuniary interest therein (if any).

(b) See rows (7) through (10) of the cover pages to this Schedule 13D for the number of shares of Common Stock as to which each Reporting Person has the sole or shared power to vote or direct the vote and sole or shared power to dispose or to direct the disposition.

(c) Other than the transfer of 100 shares by Vann A. Avedisian Trust U/A 8/29/85 to Intrinsic Investment Holdings, LLC on February 10, 2020, the Reporting Persons have not affected any transactions involving the Common Stock or any other equity interests of the Company since the filing of the Original Schedule 13D on December 18, 2019. Due to administrative error, the total ownership for Mr. Keil has been adjusted from previous reports to reflect share corrections in the actual amount of shares beneficially owned.

(d) No person is known to any Reporting Person to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, any of the shares of Common Stock reported herein.

(e) N/A

Item 7.	Material to Be Filed as Exhibits

Exhibit 1: Joint Filing Agreement dated as of March 2, 2020, by and among Messrs. Keil and Luthra, Vann A. Avedisian Trust U/A 8/29/85, Intrinsic Investment Holdings, LLC, and KGT Investments, LLC.

Signature

  After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: March 2, 2020	/s/ Bryant L. Keil
Bryant L. Keil

Dated: March 2, 2020	/s/ Neil Luthra
Neil Luthra

Dated: March 2, 2020	KGT Investments, LLC

	By:	/s/ Mahmood Khimji
Mahmood Khimji, Manager

Dated: March 2, 2020	Vann A. Avedisian Trust U/A 8/29/85

	By:	/s/ Vann A. Avedisian
Vann A. Avedisian, Trustee

Dated: March 2, 2020	Intrinsic Investment Holdings, LLC

	By:	/s/ Vann A. Avedisian
Vann A. Avedisian,
Managing Member

Exhibit Index

Exhibit 1	Joint Filing Agreement dated as of March 2, 2020, by and among Messrs. Keil and Luthra, Vann A. Avedisian Trust U/A 8/29/85, Intrinsic Investment Holdings, LLC, and KGT Investments, LLC.